333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

July 13, 2021

Ms. Pam Howell
Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	New Beginnings Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed on June 21, 2021

File No. 333-256137

Dear Ms. Howell:

On behalf of our client, New Beginnings Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated July 9, 2021. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 of the Company (File No. 333-256137) (as previously amended, the “Registration Statement”). The Registration Statement, as amended by Amendment No. 2, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

New Beginnings Acquisition Corp.
July 13, 2021

Amended Form S-4 filed June 21, 2021

General

1.	We note footnotes one and three to the table on page 8 reference the exchange of Airspan Options for Exchanged Options. Please advise why you are not including the Exchanged Options as part of this registration statement or discuss the exemption to be relied upon and the facts supporting your reliance upon such exemption.

In response to the Staff’s comments, we believe that registration of the Exchanged Options is not required pursuant to Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 271.17. This C&DI provides the following:

Question: In a merger transaction in which the acquirer assumes derivative securities of a target company and such derivative securities thereafter become derivative securities of the acquirer, does the acquirer need an exemption from registration for such assumption?

Answer: No. In a merger transaction, where derivative securities of the target company are assumed by the acquirer and by their terms become derivative securities for an economically equivalent amount of acquirer securities, the acquirer would not need an exemption for the assumption of such derivative securities, provided that at the time of grant by the target the compensatory benefit plan under which they were issued permitted this assumption without the consent of the holders of the derivative securities. [June 23, 2016]

In this case, the Airspan Options outstanding prior to the closing of the merger will be converted into options to purchase common stock of the Company. Pursuant to the existing Airspan Option Plan, no consent of the Airspan Option holders is required to permit this assumption. As a result, we believe the conversion of the Airspan Options for Exchanged Options falls within this C&DI and registration of the Exchanged Options is not required. In addition, we have clarified the definition of Exchanged Options on page 3 of the Amended Registration Statement to clarify that the Airspan Options are not being exchanged for Exchanged Options, but rather the Airspan Options are being converted into options to purchase New Beginnings Common Stock at the Closing.

2.	We note the revisions made in response to comment 1, including the added disclosure that the “aggregate number of shares of New Beginnings Common Stock is based on a fixed calculation in the Business Combination Agreement and is not subject to change.” However, Section 3.01 of the Business Combination Agreement filed as Annex A to the prospectus continues to reference finalizing the aggregate stock consideration in addition to the payment spreadsheet. Please file the amendment to the business agreement setting forth the fixed calculation or advise.

We acknowledge the Staff’s comment and respectfully submit that while the Business Combination Agreement references finalizing the aggregate stock consideration in addition to the payment spreadsheet, the aggregate stock consideration will be “finalized” by dividing the Company Value (as defined in the Business Combination Agreement as a fixed amount of $682,500,000) by $10.00 per share. We have supplemented the disclosure on pages 8, 25 and 125 of the Amended Registration Statement with clarifying language to this effect.

New Beginnings Acquisition Corp.
July 13, 2021

Questions and Answers about the Business Combination, page 6

3.	We partially reissue comment 3. For the working capital loans, please disclose the amount of working capital loans as of the most recent practicable date.

In response to the Staff’s comment, we have supplemented the disclosure on pages 13, 34, 65, 68, 101 and 119 of the Amended Registration Statement to state that no working capital loans are outstanding as of the most recent practicable date.

Comparative Share Information, page 86

4.	We note your response to our comment 14. Your revised book value per share of Airspan calculation appears to now include the preferred shares on an as converted basis in the denominator. Please tell us why you believe it is appropriate to include your preferred shares on an as converted basis in your calculation, since book value per share is commonly understood to represent total shareholders’ equity divided by common shares outstanding.

5.	Notwithstanding our comment above, please tell us and expand your disclosures to highlight the numerators and denominators used to determine your calculations of historical book value per share and combined pro forma book value per share assuming no redemptions, assuming low redemptions, and assuming high redemptions.

In response to the Staff’s comments, we have revised the disclosure on page 94 of the Amended Registration Statement to use the weighted average number of common shares outstanding in the book value per share calculation. We advise the Staff that the revised calculation of Airspan’s historical book value per share of ($592.54) at March 31, 2021 is based on Airspan’s total shareholders’ equity divided by weighted average common shares outstanding. We have also revised footnotes with respect to the historical book value per share and combined pro forma book value per share to highlight the numerators and denominators used to determine our calculations.

Certain Unaudited Airspan Prospective Financial Information, page 108

6.	Based on your disclosed March 31, 2021 results of operations it appears revenues, gross profit, income from operations and net income would be $183.7 million, $83.8 million, ($22.2 million) and ($54.2 million) respectively on an annualized basis. Please tell us what consideration you have given to including a discussion of historical results achieved through the first quarter 2021 in order to highlight actual results to date in relation to forecasted amounts.

In response to the Staff’s comments, we have revised the disclosure on page 118 of the Amended Registration Statement to highlight Airspan’s historical financial results in relation to forecasted amounts.

New Beginnings Acquisition Corp.
July 13, 2021

U.S. Federal Income Tax Considerations of the Business Combination for Airspan Stockholders, page 142

7.	We note that the opinion of counsel that the business combination will qualify as a reorganization is qualified as it relates to facts that cannot be confirmed until the time of closing or following the closing. In light of the qualification relating to the determination of the requirement that the fair market value of New Beginnings Common Stock issued in the Merger determined as of the Effective Time equals at least 80% or more of the fair market value of the total consideration issued in connection with the Merger, it appears that the opinion is subject to uncertainty. Please revise the opinion accordingly. For guidance, see SLB 19.III.C.4. In addition, please file the executed tax opinion as exhibit 8.1.

We respectfully acknowledge the Staff’s comment and have revised our tax opinion on page 154 of the Amended Registration Statement to reflect a “should” opinion, and have provided an explanation of why a “will” opinion cannot be given and a description of the uncertainty in the opinion. Corresponding amendments to the disclosure have been made on page 73 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Laurie L. Green, Esq. at (954) 768-8232.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Laurie L. Green, Esq.
Laurie L. Green, Esq.

cc:	Michael Liebowitz, Chief Executive Officer